WILSON SONSINI GOODRICH & ROSATI, P.C.
650 Page Mill Road
Palo Alto, CA 94304-1050
Tel: (650) 493-9300
Fax: (650) 493-6811

October 6, 2006

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549
Attn: Peggy Fisher

  Re:
  XTENT, Inc.
  Amendment No. 2 to Form S-1
  File No. 333-136371

Dear Ms. Fisher:

On behalf of XTENT, Inc. ("XTENT," or the "Company"), we are responding to the Staff's letter dated September 26, 2006, relating to XTENT's Amendment No. 1 to Form S-1 as filed with the Commission on September 8, 2006. XTENT is filing pre-effective Amendment No. 2 to the Registration Statement with this response letter. All page numbers below refer to Amendment No. 2. For ease of reference, we have repeated the Staff's comments below with bold face type before each of our responses.

Amendment No. 1 to Form S-l

1.
We note your response to comment 1 in our letter to you dated August 29, 2006. However, it is not evident that you have enlarged the print on the caution at the bottom of the page. Therefore, we reissue the first part of comment 1.

In response to the Staff's comment, XTENT has made the requested changes to the disclosure in the artwork to make the size of the font for the cautionary statement identical to the text that immediately precedes it. When printing the artwork for the prospectus XTENT will also ensure that the font size of the cautionary statement matches the font size of the text directly above it.

2.
We note your added disclosure in response to comment 5 that the use of bare metal stents "may increase." It is unclear from this disclosure, however, that as a result of the recent studies mentioned, some cardiac centers have already reduced the use of drug-coated stents by substituting uncoated, bare-metal stents for drug-coated stents. Please expand your disclosure to clarify this.

In response to the Staff's comment, XTENT has modified the disclosure on pages 2 and 55 of the prospectus.

Critical Accounting Policies and Estimates, page 48

Stock-Based Compensation, page 49

3.
We note the revised disclosure on page 49 and 50 provided in response to prior comment 21. Consistent with the guidance provided in paragraph 182 of the AICPA's "Valuation of Privately-Held-Company Equity Securities Issued as Compensation," please revise the section to provide a discussion of the significant factors, assumptions and methodology used to determine fair value of your common stock at each grant date.

  •
  Clearly disclose how you considered the preferred stock issuances in your methodology;

  •
  Disclose that you used the market approach in performing the retrospective valuations;

  •
  Disclose any marketability discount you applied in performing the valuations and identify the factors for which the discount was used to adjust the company's value, and

  •
  Tell us the amount of the discount relating to each factor.

In response to the Staff's comment, XTENT has revised the disclosures on pages 49-52 of the prospectus.

4.
In this regard, we note the disclosure that you believe that the fair value of your common stock is appropriately reflected using a linear progression.

•
In light of the guidance provided in paragraphs 24 and 114 of the AICPA's "Valuation of Privately-Held Company Equity Securities Issued as Compensation" which indicates that the value of the company is based on events in its operating history that likely have not occurred in a linear fashion, please explain why you believe that use of such methodology is appropriate.

•
Otherwise, revise the methodology to correctly assign changes in the value of the company based on the timing of those factors and events considered by your board of directors, such as operating and performance history, achievement of milestones, etc., which you have already described in the section.

In response to the Staff's comment, XTENT has revised the disclosures on pages 49-52 of the prospectus to describe why it believes that the use of the linear progression methodology is appropriate. XTENT acknowledges the guidance provided in paragraphs 24 and 114 of the AICPA's "Valuation of Privately-Held Company Equity Securities Issued as Compensation." As noted in the revised disclosure on pages 49-52 of the prospectus, XTENT does not believe that any particular events or series of events contributed to its increase in value, particularly since several particular milestones have not been met—most notably, XTENT has not received FDA approval to market any of its products and, in fact, has not commenced the pivotal clinical trials necessary to support such clearance. As a result, XTENT believes that its increase in value is the result of the combination of many individual factors occurring over the period described and that a linear progression is therefore appropriate for determining the fair value of its common stock during the period described.

5.
We also note from your response to prior comment 21 that to establish the fair market value of your common stock at June 5, 2006, you relied on the underwriter's preliminary valuation and applied a discount to adjust for volatile market conditions, and significant risks relating to successful completion of the offering as well as risks that the underwriter's value would not be achieved. In addition, you also indicate that in reassessing the estimated fair value of your common stock before the IPO, you also applied a discount of 10% to the value of your common stock to reflect the fact that your stockholders cannot freely trade the stock in the public markets.

  •
  Explain to us why the discounts adjusting for significant risks relating to successful completion of the offering as well as risks that the underwriter's value would not be achieved would not have already considered the inability of the shareholders to freely trade the stock in the public markets.

  •
  Tell us the date on which you received the underwriter's valuation and the anticipated IPO event date utilized in that valuation.

In response to the Staff's comment, XTENT has revised the disclosures on pages 49-52 of the prospectus. XTENT also supplementally advises the Staff that there was only one 10% discount used by it in its determination of the fair value of the common stock. This discount was applied from the mid point of the estimated range obtained from XTENT's underwriters, which was obtained in July 2006 based on an estimated IPO event in October 2006.

6.
We note the revised disclosure on page 49 and 50 provided in response to prior comment 21. Consistent with the guidance provided in paragraph 182 of the AICPA's "Valuation of Privately-Held-Company Equity Securities Issued as Compensation" please revise the section to provide a discussion of each significant factor contributing to the difference between the fair value of your common stock at each grant date and the estimated IPO price.

In response to the Staff's comment, XTENT has revised the disclosures on pages 49-52 of the prospectus to include a table that presents the detail of options granted to employees during the eighteen month period from January 1, 2005 through June 30, 2006, including the date of grant, the number of options granted, the weighted average exercise price and the reassessed weighted fair value per share, and the weighted average intrinsic value per share that was determined using the retrospective method with a linear progression. As described in more detail in XTENT's response to comment 4, XTENT believes that its increase in value during the period presented is the result of a combination of many individual factors, none of which in particular, can be identified as contributing to the increase in value. As a result, XTENT has determined the fair value of its common stock at the various grant dates based on a linear progression up to a discounted estimate of the IPO price.

7.
We may have additional comments relating to share-based compensation matters after reviewing the amendment which includes the offering price of your common stock.

In response to the Staff's comment, XTENT acknowledges that you may have additional comments relating to share-based compensation matters after reviewing the amendment which includes the offering price of its common stock.

Business, page 52

8.
We note your response to comment 13. Where you refer to data prepared by Millennium Research Group, please revise to state that you compensated Millennium Research Group for gathering statistics used in the prospectus.

In response to the Staff's comment, XTENT has revised its disclosure on page 2 to state that Millennium Research Group ("MRG") was compensated for XTENT's use of their statistics included the prospectus. In this regard, please be advised that no new data was collected by MRG for XTENT. MRG's data referenced in the prospectus was either: i) obtained from MRG's then existing available-

for-sale reports or ii) derived from MRG's further analysis, after XTENT's request, of MRG's existing database of statistics.

The XTENT Solution, page 56

9.
We note your revised disclosure and response to comment 15. Please expand your disclosure to explain briefly why you believe the uses of your primer with the listed medical devices are similar to the uses with your stents such that the permanent primer will have an insignificant physiological response. For example, address whether the other medical devices are implantable, and how long these other devices remain implanted as compared to your stents.

In response to the Staff's comment, XTENT has revised the disclosure on page 58 to include this information.

We would very much appreciate the Staff's prompt review of this amendment. Should you have any additional questions, please call me at (650) 354-4115 or my associate, Philip H. Oettinger at (650) 565-3564.

Sincerely,
WILSON SONSINI GOODRICH & ROSATI Professional Corporation
/s/ J. Casey McGlynn
J. Casey McGlynn
Cc:	Gregory Casciaro Eduardo Aleman Martin James Kevin Vaughn